

June 7, 2011

Via E-mail
Mr. Larry Page
Chief Executive Officer
Google Inc.
1600 Amphitheatre Parkway
Mountain View, CA 94043

> **Re:** **Google, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed on February 11, 2011**
> **Form 10-Q for the quarterly period ended March 31, 2011**
> **Filed on May 10, 2011**
> **File No. 000-50726**

Dear Mr. Page:

We have reviewed your filings and have the following comments. We have limited our review of your filings to those issues we have addressed in the comments below. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2010

Item 3 –Legal Proceedings – page 21

1. You have cross referenced your discussion about legal proceedings to Note 12. Item 103 of Regulation S-K requires disclosure of, among other items, the name of the court in which the proceedings are pending, the date instituted, and the

principal parties. We did not note any of this information in Note 12. If none of the proceedings exceeded the materiality level to require this disclosure, please advise. If such information should have been provided, please provide them in the next Form 10-Q.

Consolidated Financial Statements

Note 12. Commitments and Contingencies – page 72

General

2. For all of the loss contingencies discussed in this note (e.g., all indemnifications and all legal matters), we have the following comments:

a. ASC 450 requires a company to disclose the amount or range of reasonably possible loss, as that term is defined. It does not appear that the Company has provided any quantitative information. Please disclose this information in your next Form 10-Q and provide us with your proposed disclosure.

If you conclude that you cannot estimate a range of reasonably possible losses on any of the matters, please disclose this fact in your next Form 10-Q in accordance with ASC 450. In addition, for those matters for which you cannot estimate a range, please supplementally provide the following:

- An explanation of the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure.

- The name of any case in which the plaintiff has requested in public filings a quantified amount of relief and the amount of such relief. For each of these filings, please explain why a range of reasonably possible loss cannot be determined.

b. Throughout your filing, you state that the ultimate outcome of various matters will not have a "material adverse effect" on your "business, consolidated financial position, results of operations, or cash flows." It is unclear whether the phrase "material adverse" represents a higher threshold than the term "material." Also, it is unclear whether you omitted the statement of comprehensive income and statement of changes in owners' equity for a particular reason. Please revise this language in future filings to ensure that your disclosures provide information in the context of that which is *material to your financial statements*, rather than any variation thereof, and provide us with your proposed disclosure.

c. Your statement that the "final (or ultimate) outcome" of a matter is not material is unclear. For example, it is unclear whether this phrase suggests that the accrued amount is immaterial, the range of reasonably possible loss in excess of the amount accrued is immaterial, or something else. Please clarify this phrase in your next Form 10-Q and provide us with your proposed disclosure.

Indemnifications

3. Please provide context to the statement that your payments have historically not had a material impact by indicating the extent to which past history would be indicative of the future or the extent to which asserted and unasserted claims are material.

Form 10-Q for the quarterly period ended March 31, 2011

Consolidated Financial Statements

Note 16. Subsequent Events

Department of Justice Investigation (Advertising) – page 21

4. From the disclosures you make, it is unclear whether you mean that reasonably possible losses in excess of the amount accrued (i.e., $500 million) are not material to your financial statements. If this is what you mean, please state so more explicitly in future filings. If this is not what you mean, disclose in future filings the reasonably possible loss or range of loss in excess of the amount accrued.

5. You state that the outcome of this matter will not have a material adverse effect on your business, consolidated financial position, results of operations, or cash flows. Assuming that your meaning is that the outcome of this matter will not have a material effect on your business or financial statements, please help us understand your materiality assessment, in light of the $500 million you have already accrued and your reasonably possible loss or range of loss.

6. Please tell us where you disclosed in your 2010 Form 10-K the reasonably possible loss related to this investigation, or tell us why you did not provide that disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 if you have any questions regarding comments on the financial statements and related matters. Please contact me with any other questions at (202) 551-3730.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief